Annual Report

September 30, 2014

Ivy High Income Opportunities Fund
The Fund's common shares are listed on the New York
Stock Exchange and trade under the ticker symbol IVH

The Fund is a non-diversified, closed-end management investment company designed primarily as a long-term investment and not as a trading vehicle.



IVY FUNDS®
THE WORLD COVERED℠

CONTENTS
Ivy High Income Opportunities Fund

Ivy High Income Opportunities Fund



Henry J. Herrmann, CFA

Dear Shareholder,

During the fiscal year markets moved in ways that were at odds with traditional patterns, as stocks and bonds rallied simultaneously. Although many investors expected yields to climb in 2014, the reverse occurred. The yield on the benchmark 10-year Treasury, which had moved above 3% in December, ended September at 2.52%, or slightly lower than where it stood a year ago. This move reflected slow economic improvement and continued very low inflation.

Over the past year stocks shook off many negative headlines as major indexes touched record high territory. Beyond potential headwinds on the global front – including unrest in the Middle East and the Ukraine – the U.S. economy experienced a much slower-than-expected start to the year.

Internationally, the European Central Bank (ECB) took the unprecedented step of dropping short-term interest rates into negative territory. The already slow European economy slowed further. The prospect for deflation became real. The ECB move, which essentially charges lenders for holding their money, was one of several that European policymakers have taken in a bid to boost lackluster growth. In China, officials announced their own series of measures designed to boost growth. Lackluster demand, especially for commodities, is creating uncertainty regarding global growth.

Looking ahead, we expect economic improvement to continue in the U.S. We believe the U.S. economy is stronger than most and that U.S. stocks appear to offer the best opportunity for positive returns. Corporate earnings are expected to rise, inflation to remain low and the jobs picture to continue to improve. All of this provides a positive backdrop for stocks. The Federal Reserve seems likely to take its time raising interest rates as it weighs the strength of improvement in the economy.

Economic Snapshot

	9/30/14	9/30/13
S&P 500 Index	1,972.29	1,681.55
MSCI EAFE Index	1,846.08	1,818.23
10-Year Treasury Yield	2.52%	2.64%
U.S. unemployment rate	5.9%	7.2%
30-year fixed mortgage rate	4.3%	4.5%
Oil price per barrel	$ 91.16	$ 102.33

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we will continue to closely monitor these and other economic developments in the months ahead.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy High Income Opportunities Fund and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Ivy High Income Opportunities Fund

(UNAUDITED)



Chad A. Gunther

Below, Chad Gunther, portfolio manager of the Ivy High Income Opportunities Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2014. Mr. Gunther was appointed Portfolio Manager of the Fund on July 9, 2014. He joined the firm as a fixed income analyst focusing on high-yield in 2003. From November 21, 2013 through July 8, 2014 the Fund was managed by William M. Nelson. From inception through November 20, 2013 the Fund was managed by Bryan C. Krug.

Fiscal Year Performance

For the 12 months ended September 30, 2014	
High Income Opportunities Fund (at net asset value)	10.52%
High Income Opportunities Fund (at share price)	7.69%

Fixed income markets were volatile throughout the Fund's fiscal year. In late 2013 the general market forecast was that investment-grade interest rates would continue to move higher, potentially compressing yields on non-investment-grade credits. However, that was not the case. Yields on the benchmark 10-year U.S. Treasury entered calendar 2014 at 3% but ended the Fund's fiscal year about 50 basis points lower.

The high-yield sector turned especially volatile over the summer. Federal Reserve (Fed) Chair Janet Yellen warned in July that high-yield valuations "appeared to be stretched" – a comment supporting some already existing anxiety in the market. As a result, high-yield bond funds ended up recording a total of $7.9 billion in outflows in July and another $5.2 billion in outflows during August, according to Morningstar data.

Performance

We believe what we saw this year within the non-investment-grade space during the fiscal year helps to illustrate the importance of good credit selection. The core tenet of our research process continues to be focusing on in-depth research of individual issuers with a goal of identifying favorable risk/reward characteristics. Macroeconomic factors are a secondary consideration in our investment process.

The Fund's performance was the result of credit selection and its allocation to bank loans. The Fund portfolio was above its category average in bank loan holdings and lower-tier quality credits. It was below the category average in its holdings of upper-tier quality credits.

During the first half of the Fund's fiscal year we saw lower quality credits outperform higher quality non-investment-grade credits. Through the first quarter of the fiscal year, credits rated B and CCC outperformed the Fund's benchmark while BB-rated credits underperformed. This trend began to narrow throughout the second quarter and by the Fund's fiscal third quarter in early 2014 it reversed with the higher-quality, non-investment-grade credits outperforming lower-rated securities.

Outlook

The market experienced a second bout of volatility, although not as extreme, late in the Fund's fiscal year. It is our view that the result has been the creation of a more attractive market from a valuation perspective. High-yield spreads over Treasuries widened 90 basis points in the Fund's fiscal fourth quarter in response to what we viewed as technical factors, geopolitical factors and the market's expectation that the Fed will continue to hold its key interest rate at an exceptionally low level.

The spread widening has created what we believe to be a favorable opportunity to put money to work. We believe there may be some better opportunities within the space. We will consider reducing the Fund's first lien loan exposure to move into these opportunities as they become available. New issuance increased significantly in early September with some favorable opportunities. Additionally, based on what we have seen, the market selloff has resulted in increased interest from institutional buyers in the high-yield sector. This trade from retail investors to institutions has the potential to increase stability within the market.

However, we do expect volatility to continue. Questions continue to surround the Fed's interest rate policy and many market forecasters have begun to push back projections about when the Fed will begin to raise rates. It is our view that the Fed's bias is for lower rates and that the central bank will move cautiously and deliberately with any rate hike. However, the markets are heavily reliant on economic data. It is our view that if the data signals a robust and strengthening economy, the markets will begin to raise rates before the Fed acts. However, overall, we do expect investment-grade interest rates to remain low.

Within the high-yield sector, we believe that the technical factors that created some of the volatility we saw this year – particularly geopolitical concerns – could influence the market. Generally, the high-yield sector has the potential to act somewhat similar to equities in terms of investor risk appetites. However, we would expect this volatility to be technical and not due to market fundamentals based on what we are seeing at this time.

Certain statements in this report are "forward-looking statements" within the meaning of the federal securities laws, including statements regarding management's expectations, beliefs, intentions or plans relating to future events. Management believes that these forward-looking statements are reasonable. However, the Fund cannot guarantee that actual results will be consistent with the forward-looking statements and you should not place undue reliance on them. These statements are based on current expectations and speak only as of the date of the report. The Fund undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding the Fund that may cause results to differ from expectations are included in this report and the Fund's other filings with the SEC.

The investment return, price, yields, market value and net asset value (NAV) of a fund's shares will fluctuate with market conditions. Closed-end funds frequently trade at a discount to their NAV, which may increase an investor's risk of loss. At the time of sale, your shares may have a market price that is above or below NAV, and may be worth more or less than your original investment. There is no assurance that the Fund will meet its investment objective.

Risk factors. The price of the Fund's shares will fluctuate with market conditions and other factors. Fund shares are not guaranteed or endorsed by any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than with higher-rated bonds. Loans (including loan assignments, loan participations and other loan instruments) carry other risks, including the risk of insolvency of the lending bank or other intermediary. Loans may be unsecured or not fully collateralized may be subject to restrictions on resale and sometimes trade infrequently on the secondary market. An investment in the Fund is not appropriate for all investors and is not intended to be a complete investment program. The Fund is designed as a long-term investment and not as a trading vehicle.

Ivy High Income Opportunities Fund

ALL DATA IS AS OF SEPTEMBER 30, 2014 (UNAUDITED)

Total Return[1]	Share Price	NAV
1-year period ended 9-30-14	7.69%	10.52%
Commencement of operations (5-29-13) through 9-30-14	-2.09%	10.21%

Share Price/NAV Performance

Commencement of operations (5-29-13) through 9-30-14

■ Share Price
■ NAV



5/29/13 — 9/30/14

Share Price/NAV

Share Price	$17.29
NAV	$19.35
Discount to NAV[3]	(10.65)%
Share Price Yield[4]	8.68%
Structural Leverage Ratio[5]	29.56%
Effective Leverage Ratio[6]	29.43%

Asset Allocation (%'s based on total investments)

Bonds	**98.8%**
Corporate Debt Securities	74.2%
Loans	24.6%
Borrowings[2]	**-29.6%**
Cash Equivalents	**1.2%**

Quality Weightings (%'s based on total investments)

Investment Grade	**0.6%**
BBB	0.6%
Non-Investment Grade	**98.2%**
BB	25.5%
B	50.0%
CCC	22.5%
Non-rated	0.2%
Borrowings[2]	**-29.6%**
Cash Equivalents	**1.2%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

(1)**Past performance is not necessarily indicative of future performance.** *Total return is calculated by determining the percentage change in NAV or share price (as applicable) in the specified period. The calculation assumes that all dividends and distributions, if any, have been reinvested. Performance at share price will differ from results at NAV. Returns at share price can be influenced by factors such as changing views about the Fund, market conditions, supply and demand for the Fund's stock, or changes in the Fund's dividends. An investment in the Fund involves risk, including the loss of principal. Total return, share price, share price yield and NAV will fluctuate with changes in market conditions. This data is provided for information purposes only and is not intended for trading purposes. Closed-end funds, unlike open-end funds, are not continuously offered. There is a one time public offering and, once issued, shares of closed-end funds are traded in the open market through a stock exchange. NAV is equal to total assets less total liabilities divided by the total number of shares outstanding. Holdings are subject to change daily.*

(2)*The Fund has entered into a borrowing arrangement with Bank of America, N.A. as a means of financial leverage. See Note 7 in the Notes to Financial Statements for additional information.*

(3)*The premium/discount is calculated as (most recent share price/most recent NAV) -1.*

(4)*Share price yield is determined by dividing the annualized current monthly dividend per share (comprised of net investment income) by the share price per share at September 30, 2014.*

(5)*Structural leverage consists of borrowings outstanding as a percentage of managed assets. Managed assets are the Fund's total assets, including the assets attributable to the proceeds from any borrowings, minus liabilities other than the aggregate indebtedness entered into for the purpose of leverage.*

(6)*The Fund's effective leverage ratio includes both structural leverage and the leveraging effects of certain derivative instruments in the Fund's portfolio (referred to as "portfolio leverage"), expressed as a percentage of managed assets. Portfolio leverage from the Fund's use of forward foreign currency contracts is included in the Fund's effective leverage values.*

Ivy High Income Opportunities Fund *(in thousands)* SEPTEMBER 30, 2014

CORPORATE DEBT SECURITIES	Principal	Value
Advertising – 0.4%		
Acosta, Inc., 7.750%, 10–1–22 (A)	$ 200	$ 201
Lamar Media Corp., 5.375%, 1–15–24 (A)	977	979
		1,180
Aerospace & Defense – 3.3%		
Silver II Borrower SCA and Silver II U.S. Holdings, 7.750%, 12–15–20 (A)(H)	6,000	6,225
TransDigm, Inc.:		
6.000%, 7–15–22 (A)	2,154	2,127
6.500%, 7–15–24 (A)	2,319	2,310
		10,662
Agricultural Products – 1.7%		
American Seafoods Group LLC, 10.750%, 5–15–16 (A)(H)	5,787	5,628
Air Freight & Logistics – 0.3%		
TRAC Intermodal LLC and TRAC Intermodal Corp., 11.000%, 8–15–19 (H)	979	1,082
Aluminum – 1.3%		
Constellium N.V., 5.750%, 5–15–24 (A)	856	856
Wise Metals Group LLC, 8.750%, 12–15–18 (A)	1,253	1,338
Wise Metals Intermediate Holdings, 9.750%, 6–15–19 (A)(B)	1,774	1,880
		4,074
Apparel Retail – 0.8%		
Gymboree Corp. (The), 9.125%, 12–1–18	488	137
Hot Topic, Inc., 9.250%, 6–15–21 (A)	276	295
Nine West Holdings, Inc., 8.250%, 3–15–19 (A)	2,610	2,192
		2,624
Application Software – 0.9%		
ACI Worldwide, Inc., 6.375%, 8–15–20 (A)	971	1,007
Infor Software Parent LLC and Infor Software Parent, Inc., 7.125%, 5–1–21 (A)(B)	2,006	1,986
		2,993
Auto Parts & Equipment – 2.1%		
IDQ Holdings, Inc., 11.500%, 4–1–17 (A)	132	143
Schaeffler Finance B.V., 4.250%, 5–15–21 (A)	1,233	1,187

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Auto Parts & Equipment (Continued)		
Schaeffler Holding Finance B.V., 6.875%, 8–15–18 (A)(B)(C)	EUR4,075	$ 5,394
		6,724
Automobile Manufacturers – 0.5%		
Group 1 Automotive, Inc., 5.000%, 6–1–22 (A)	$ 695	672
Navistar International Corp., 8.250%, 11–1–21	997	1,022
		1,694
Automotive Retail – 0.3%		
Sonic Automotive, Inc., 5.000%, 5–15–23	919	878
Broadcasting – 3.6%		
CBS Outdoor Americas, Inc.:		
5.250%, 2–15–22 (A)	481	480
5.625%, 2–15–24 (A)	350	351
Clear Channel Worldwide Holdings, Inc., Series A, 7.625%, 3–15–20	119	123
Clear Channel Worldwide Holdings, Inc., Series B, 7.625%, 3–15–20 (H)	10,000	10,375
Spanish Broadcasting System, Inc., 12.500%, 4–15–17 (A)	160	172
		11,501
Building Products – 1.3%		
CPG Merger Sub LLC, 8.000%, 10–1–21 (A)	1,311	1,331
Ply Gem Industries, Inc.:		
6.500%, 2–1–22	1,302	1,237
6.500%, 2–1–22 (A)	716	680
Roofing Supply Group LLC and Roofing Supply Finance, Inc., 10.000%, 6–1–20 (A)	908	953
		4,201
Cable & Satellite – 10.9%		
Altice S.A.:		
7.250%, 5–15–22 (A)(C)	EUR152	199
7.750%, 5–15–22 (A)	$ 1,390	1,435
Cablevision Systems Corp., 5.875%, 9–15–22 (H)	10,000	9,674
CCO Holdings LLC and CCO Holdings Capital Corp.:		
5.250%, 3–15–21	206	202
5.250%, 9–30–22	276	270
5.125%, 2–15–23	276	265

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Cable & Satellite (Continued)		
5.750%, 9–1–23	$ 69	$ 69
5.750%, 1–15–24	276	275
DISH DBS Corp.:		
6.750%, 6–1–21 (H)	7,500	8,063
5.875%, 7–15–22	2,000	2,040
Numericable Group S.A.:		
6.000%, 5–15–22 (A)	825	831
6.250%, 5–15–24 (A)	295	294
Sirius XM Radio, Inc.:		
5.875%, 10–1–20 (A)	905	916
5.750%, 8–1–21 (A)	2,513	2,526
4.625%, 5–15–23 (A)(H)	4,586	4,265
VTR Finance B.V., 6.875%, 1–15–24 (A)	3,584	3,709
Wave Holdco LLC and Wave Holdco Corp., 8.250%, 7–15–19 (A)(B)	299	306
		35,339
Casinos & Gaming – 1.5%		
Gateway Casinos & Entertainment Ltd., 8.500%, 11–26–20 (A)(C)	CAD674	615
MCE Finance Ltd., 5.000%, 2–15–21 (A)	$ 2,390	2,294
Wynn Macau Ltd., 5.250%, 10–15–21 (A)	1,931	1,864
		4,773
Coal & Consumable Fuels – 0.7%		
Foresight Energy LLC and Foresight Energy Finance Corp., 7.875%, 8–15–21 (A)	2,075	2,184
Communications Equipment – 1.3%		
Eagle Midco, Inc., 9.000%, 6–15–18 (A)(B)(H)	4,000	4,085
Construction Materials – 0.4%		
Hillman Group, Inc. (The), 6.375%, 7–15–22 (A)	1,220	1,180
Consumer Finance – 2.4%		
Creditcorp, 12.000%, 7–15–18 (A)(H)	5,248	5,511
Speedy Cash Intermediate Holdings Corp., 10.750%, 5–15–18 (A)	2,033	2,053
		7,564
Data Processing & Outsourced Services – 0.6%		
Alliance Data Systems Corp., 5.375%, 8–1–22 (A)	1,853	1,797
Distributors – 0.9%		
Pinnacle Operating Corp., 9.000%, 11–15–20 (A)(H)	2,618	2,795

SCHEDULE OF INVESTMENTS
Ivy High Income Opportunities Fund *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks – 0.2%		
Barclays plc,		
8.250%, 12–29–49 . . . $	753	$ 773
Diversified Capital Markets – 2.7%		
Mobile Challenger Intermediate Group S.A.:		
8.750%, 3–15–19 (A)(B)(C) . . . EUR	4,000	4,674
Patriot Merger Corp.,		
9.000%, 7–15–21 (A)(H) . . $	3,827	4,085
		8,759
Diversified Metals & Mining – 4.7%		
Artsonig Pty Ltd.,		
11.500%, 4–1–19 (A)(B) . . .	1,172	1,184
Compass Minerals International, Inc.,		
4.875%, 7–15–24 (A) . .	1,500	1,433
Crystal Merger Sub, Inc.,		
7.625%, 10–15–21 (A) . .	391	409
FMG Resources Pty Ltd.:		
8.250%, 11–1–19 (A)(H) . .	2,500	2,584
6.875%, 4–1–22 (A)(H) . . .	9,267	9,429
		15,039
Diversified Support Services – 4.4%		
Algeco Scotsman Global Finance plc,		
8.500%, 10–15–18 (A)(H)	10,575	10,840
Nexeo Solutions LLC,		
8.375%, 3–1–18 (H) . . .	3,481	3,446
		14,286
Electronic Manufacturing Services – 0.7%		
KEMET Corp.,		
10.500%, 5–1–18 (H) . . .	2,000	2,098
Food Distributors – 0.8%		
Diamond Foods, Inc.,		
7.000%, 3–15–19 (A) . .	1,457	1,457
Simmons Foods, Inc.,		
7.875%, 10–1–21 (A) . .	1,000	990
		2,447
Health Care Equipment – 0.2%		
Mallinckrodt International Finance S.A. and Mallinckrodt CB LLC,		
5.750%, 8–1–22 (A) . .	687	694
Health Care Facilities – 9.0%		
AmSurg Corp.,		
5.625%, 11–30–20 . . .	485	490
AmSurg Escrow Corp.,		
5.625%, 7–15–22 (A) . .	751	743
Capsugel S.A.,		
7.000%, 5–15–19 (A)(B) . . .	991	989
Catamaran Corp.,		
4.750%, 3–15–21	645	620

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care Facilities (Continued)		
ConvaTec Finance International S.A.,		
8.250%, 1–15–19 (A)(B) . . $	1,236	$ 1,258
DaVita HealthCare Partners, Inc.,		
5.125%, 7–15–24	901	885
FWCT-2 Escrow Corp.,		
6.875%, 2–1–22 (A)	1,229	1,281
HCA Holdings, Inc.,		
6.250%, 2–15–21 (H) . . .	8,335	8,731
HCA, Inc.,		
7.500%, 2–15–22 (H) . . .	5,500	6,188
MPH Acquisition Holdings LLC,		
6.625%, 4–1–22 (A)	1,314	1,327
Tenet Healthcare Corp.:		
5.000%, 3–1–19 (A)	150	148
6.000%, 10–1–20	1,592	1,684
8.125%, 4–1–22 (H)	4,337	4,760
		29,104
Health Care Services – 1.7%		
MedImpact Holdings, Inc.,		
10.500%, 2–1–18 (A)(H) . .	5,000	5,349
Industrial Machinery – 0.1%		
Dynacast International LLC and Dynacast Finance, Inc.,		
9.250%, 7–15–19	293	314
Integrated Telecommunication Services – 5.7%		
BCP (Singapore) VI Cayman Financing Co. Ltd.,		
8.000%, 4–15–21 (A) . . .	403	413
CenturyLink, Inc.:		
5.625%, 4–1–20	349	360
5.800%, 3–15–22 (H) . . .	13,000	13,325
Frontier Communications Corp.:		
6.250%, 9–15–21	811	805
7.125%, 1–15–23	682	696
6.875%, 1–15–25	649	641
Level 3 Escrow II, Inc.,		
5.375%, 8–15–22 (A) . . .	1,709	1,683
Windstream Corp.,		
7.500%, 6–1–22	324	341
		18,264
IT Consulting & Other Services – 1.2%		
iGATE Corp.,		
4.750%, 4–15–19 (A) . . .	1,667	1,617
NCR Escrow Corp.:		
5.875%, 12–15–21	1,154	1,180
6.375%, 12–15–23	1,233	1,292
		4,089
Leisure Facilities – 0.6%		
Regal Entertainment Group,		
5.750%, 2–1–25	2,000	1,975

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Metal & Glass Containers – 1.4%		
Ardagh Finance Holdings,		
8.625%, 6–15–19 (A)(B) . . $	641	$ 644
Ardagh Packaging Finance plc and Ardagh Holdings USA, Inc.,		
6.000%, 6–30–21 (A) . . .	200	192
Consolidated Container Co. LLC and Consolidated Container Capital, Inc.,		
10.125%, 7–15–20 (A) . . .	1,872	1,760
Signode Industrial Group,		
6.375%, 5–1–22 (A)	1,955	1,877
		4,473
Movies & Entertainment – 1.0%		
AMC Entertainment, Inc.,		
5.875%, 2–15–22	250	252
Cinemark USA, Inc.:		
5.125%, 12–15–22	533	524
4.875%, 6–1–23 (H)	1,651	1,572
WMG Acquisition Corp.:		
5.625%, 4–15–22 (A) . . .	161	161
6.750%, 4–15–22 (A) . . .	712	682
		3,191
Oil & Gas Drilling – 0.2%		
KCA DEUTAG UK Finance plc,		
7.250%, 5–15–21 (A) . . .	617	586
Oil & Gas Equipment & Services – 0.2%		
RSP Permian, Inc.,		
6.625%, 10–1–22 (A) . . .	263	265
Seventy Seven Energy, Inc.,		
6.500%, 7–15–22 (A) . . .	360	353
		618
Oil & Gas Exploration & Production – 0.7%		
Athlon Holdings L.P. and Athlon Finance Corp.,		
6.000%, 5–1–22 (A)	519	557
Chesapeake Energy Corp.:		
3.484%, 4–15–19 (D) . . .	758	758
4.875%, 4–15–22	1,061	1,066
		2,381
Oil & Gas Refining & Marketing – 4.9%		
Offshore Drilling Holding S.A.,		
8.375%, 9–20–20 (A)(H) . .	3,074	3,255
Samson Investment Co.,		
9.750%, 2–15–20 (D)(H) . .	5,000	4,538
Shelf Drilling Holdings Ltd.,		
8.625%, 11–1–18 (A)(H) . .	7,608	7,988
		15,781
Oil & Gas Storage & Transportation – 0.4%		
Energy XXI Gulf Coast, Inc.,		
6.875%, 3–15–24 (A) . . .	678	637
Williams Co., Inc. (The),		
4.550%, 6–24–24	564	558
		1,195

2014 ANNUAL REPORT **7**

Ivy High Income Opportunities Fund *(in thousands)* SEPTEMBER 30, 2014

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Diversified Financial Services – 1.9%		
AAF Holdings LLC and AAF Finance Co., 12.000%, 7–1–19 (A)(B)	$ 896	$ 896
Abengoa Finance SAU, 7.750%, 2–1–20 (A)	163	175
Greektown Holdings LLC and Greektown Mothership Corp., 8.875%, 3–15–19 (A)	1,925	1,916
Icahn Enterprises L.P. and Icahn Enterprises Finance Corp.:		
6.000%, 8–1–20	1,771	1,820
5.875%, 2–1–22	1,051	1,048
New Cotai LLC and New Cotai Capital Corp., 10.625%, 5–1–19 (A)(B)	250	286
		6,141
Packaged Foods & Meats – 0.7%		
JBS USA LLC and JBS USA Finance, Inc., 5.875%, 7–15–24 (A)	2,496	2,402
Paper Packaging – 0.2%		
Beverage Packaging Holdings II Issuer, Inc. and Beverage Packaging Holdings (Luxembourg) II S.A., 6.000%, 6–15–17 (A)	591	582
Personal Products – 0.1%		
Elizabeth Arden, Inc., 7.375%, 3–15–21	226	201
Pharmaceuticals – 0.5%		
Salix Pharmaceuticals Ltd., 6.000%, 1–15–21 (A)	1,421	1,538
Precious Metals & Minerals – 1.0%		
Prince Mineral Holding Corp., 11.500%, 12–15–19 (A)(D)(H)	3,000	3,360
Publishing – 0.1%		
Gannett Co., Inc., 5.500%, 9–15–24 (A)	180	177
Railroads – 0.7%		
Florida East Coast Holdings Corp. and Florida East Coast Industries LLC:		
6.750%, 5–1–19 (A)	1,462	1,495
9.750%, 5–1–20 (A)	607	616
		2,111
Real Estate Development – 0.3%		
Hub Holdings LLC and Hub Holdings Finance, Inc., 8.125%, 7–15–19 (A)(B)	901	881
Real Estate Services – 1.1%		
Stearns Holdings, Inc., 9.375%, 8–15–20 (A)(H)	$ 3,571	$ 3,660
Semiconductors – 1.2%		
Micron Technology, Inc.:		
5.875%, 2–15–22 (A)	1,798	1,870
5.500%, 2–1–25 (A)	1,857	1,820
		3,690
Specialized Consumer Services – 4.2%		
AA Bond Co. Ltd., 9.500%, 7–31–19 (A)(C)	GBP1,931	3,436
B-Corp Merger Sub, Inc., 8.250%, 6–1–19 (H)	$ 4,000	3,940
Carlson Travel Holdings, 7.500%, 8–15–19 (A)(B)	800	808
Carlson Wagonlit B.V., 6.875%, 6–15–19 (A)	107	112
Lansing Trade Group, 9.250%, 2–15–19 (A)	1,170	1,161
Nielsen Finance, 5.500%, 10–1–21 (A)	1,396	1,403
Nielsen Finance LLC and Nielsen Finance Co., 5.000%, 4–15–22 (A)(H)	2,677	2,637
		13,497
Specialized Finance – 3.5%		
Consolidated Communications Finance II Co., 6.500%, 10–1–22 (A)	812	808
Flexi-Van Leasing, Inc., 7.875%, 8–15–18 (A)(H)	5,208	5,428
TMX Finance LLC and TitleMax Finance Corp., 8.500%, 9–15–18 (A)(H)	4,825	4,801
		11,037
Specialized REITs – 1.7%		
Aircastle Ltd., 5.125%, 3–15–21	1,719	1,698
CNL Lifestyles Properties, Inc., 7.250%, 4–15–19 (H)	3,669	3,769
		5,467
Specialty Stores – 0.7%		
Jo-Ann Stores Holdings, Inc., 9.750%, 10–15–19 (A)(B)	1,046	973
Jo-Ann Stores, Inc., 8.125%, 3–15–19 (A)	81	77
Michaels Stores, Inc., 5.875%, 12–15–20 (A)	240	239
PC Nextco Holdings LLC and PC Nextco Finance, Inc., 8.750%, 8–15–19 (B)	826	830
		2,119
Technology Distributors – 0.0%		
Sophia L.P. and Sophia Finance, Inc., 9.625%, 12–1–18 (A)(B)	$ 107	$ 108
Thrifts & Mortgage Finance – 2.3%		
Provident Funding Associates L.P. and PFG Finance Corp., 6.750%, 6–15–21 (A)(H)	7,500	7,425
Tobacco – 0.5%		
Prestige Brands, Inc., 5.375%, 12–15–21 (A)	1,630	1,532
Trading Companies & Distributors – 1.7%		
HD Supply, Inc., 7.500%, 7–15–20 (H)	5,100	5,291
Wireless Telecommunication Service – 6.8%		
Crown Castle International Corp., 4.875%, 4–15–22	320	311
DigitalGlobe, Inc., 5.250%, 2–1–21 (A)	1,388	1,332
Sprint Corp.:		
7.250%, 9–15–21 (A)(H)	9,458	9,848
7.875%, 9–15–23 (A)(H)	4,459	4,738
Telecom Italia S.p.A., 5.303%, 5–30–24 (A)	769	754
T-Mobile USA, Inc.:		
6.464%, 4–28–19	728	756
6.542%, 4–28–20	788	808
6.633%, 4–28–21	1,120	1,148
6.125%, 1–15–22	372	374
6.731%, 4–28–22	158	162
6.000%, 3–1–23	597	597
6.836%, 4–28–23	158	162
6.500%, 1–15–24	221	224
6.375%, 3–1–25	487	486
		21,700
TOTAL CORPORATE DEBT SECURITIES – 105.2%		**$337,293**
(Cost: $336,891)		

LOANS	Principal	Value
Advertising – 0.2%		
Advantage Sales & Marketing, Inc., 0.000%, 7–25–22 (D)(I)	645	635
Apparel Retail – 5.8%		
Hoffmaster Group, Inc., 10.000%, 5–6–21 (D)	1,222	1,210
True Religion Apparel, Inc.:		
5.875%, 7–29–19 (D)	7,013	6,434
5.875%, 7–30–19 (D)	7,500	6,880
11.000%, 1–30–20 (D)	4,000	3,760
		18,284

Ivy High Income Opportunities Fund *(in thousands)* SEPTEMBER 30, 2014

LOANS (Continued)	Principal	Value
Application Software – 0.8%		
Misys plc and Magic Newco LLC, 12.000%, 6–12–19 (D)	$2,400	$2,708
Asset Management & Custody Banks – 0.1%		
World Endurance Holdings, Inc., 5.250%, 6–24–21 (D)	448	447
Auto Parts & Equipment – 1.9%		
Direct ChassisLink, Inc.:		
0.000%, 11–7–19 (D)(I)	4,976	4,940
8.250%, 11–7–19 (D)	1,163	1,154
		6,094
Building Products – 1.6%		
GYP Holdings III Corp.:		
4.750%, 3–27–21 (D)	1,362	1,341
7.750%, 3–27–22 (D)	2,012	2,002
Hampton Rubber Co. & SEI Holding Corp., 9.000%, 3–24–22 (D)	1,719	1,693
		5,036
Casinos & Gaming – 0.4%		
Gateway Casinos & Entertainment Ltd.:		
6.250%, 11–4–19 (C)(D)	CAD2	2
5.605%, 11–26–19 (C)(D)	736	651
Scientific Games International, Inc., 0.000%, 9–17–21 (D)(I)	$ 654	641
		1,294
Construction & Engineering – 0.4%		
Tensar International Corp.:		
5.750%, 7–9–21 (D)	754	749
9.500%, 7–9–22 (D)	604	603
		1,352
Construction Materials – 0.7%		
Quickrete Holdings, Inc., 7.000%, 3–19–21 (D)	295	296
U.S. LBM Holdings LLC, 7.250%, 4–25–20 (D)	1,813	1,790
		2,086
Data Processing & Outsourced Services – 0.4%		
Sedgwick Claims Management Services, Inc., 6.750%, 1–27–22 (D)	1,412	1,378
Diversified Metals & Mining – 0.3%		
EP Minerals LLC:		
5.500%, 7–24–20 (D)	555	556
8.500%, 7–24–21 (D)	545	552
		1,108
General Merchandise Stores – 1.4%		
Orchard Acquisition Co. LLC, 7.000%, 2–8–19 (D)	4,641	4,618

LOANS (Continued)	Principal	Value
Health Care Facilities – 1.6%		
Surgery Center Holdings, Inc.:		
9.750%, 4–11–20 (D)	$2,000	$2,000
0.000%, 7–24–20 (D)(I)	1,553	1,547
0.000%, 7–24–21 (D)(I)	1,553	1,526
		5,073
Hotels, Resorts & Cruise Lines – 0.2%		
Four Seasons Hotels Ltd., 6.250%, 12–27–20 (D)	799	799
Housewares & Specialties – 0.8%		
KIK Custom Products, Inc.:		
5.500%, 5–17–19 (D)	1,876	1,873
9.500%, 11–17–19 (D)	781	782
		2,655
Independent Power Producers & Energy Traders – 1.3%		
Alinta Energy Finance PTY Ltd.:		
0.000%, 8–13–19 (D)(I)	192	194
6.375%, 8–13–19 (D)	3,981	4,012
		4,206
Industrial Machinery – 1.1%		
Accudyne Industries LLC, 4.000%, 12–13–19 (D)	92	90
Capital Safety North America Holdings, Inc.:		
3.750%, 3–26–21 (D)	1,096	1,065
6.500%, 3–26–22 (D)	1,769	1,729
Husky Injection Moldings Systems Ltd., 7.250%, 6–10–22 (D)	300	293
NN, Inc., 6.000%, 7–18–21 (D)	406	406
		3,583
IT Consulting & Other Services – 1.7%		
Active Network, Inc. (The):		
5.500%, 11–15–20 (D)	1,563	1,550
9.500%, 11–15–21 (D)	2,147	2,150
Triple Point Group Holdings, Inc., 5.250%, 7–13–20 (D)	1,766	1,598
		5,298
Life Sciences Tools & Services – 0.5%		
Atrium Innovations, Inc., 7.750%, 7–29–21 (D)	1,740	1,696
Metal & Glass Containers – 1.1%		
Bway Holding Co., 5.500%, 8–8–20 (D)	147	146
Consolidated Container Co. LLC, 7.750%, 1–3–20 (D)	451	441
Evergreen Tank Solution, Inc., 9.500%, 9–28–18 (D)	2,907	2,898
		3,485

LOANS (Continued)	Principal	Value
Movies & Entertainment – 5.2%		
Formula One Holdings Ltd. and Delta Two S.a.r.l.:		
4.750%, 7–15–21 (D)	$ 2,225	$ 2,194
7.750%, 7–29–22 (D)	500	498
Metro-Goldwyn-Mayer, Inc., 5.125%, 6–4–20 (D)	225	225
Yonkers Racing Corp., 8.750%, 8–20–20 (D)	15,889	13,346
		16,263
Oil & Gas Drilling – 0.4%		
KCA Deutag Alpha Ltd., 6.250%, 5–13–20 (D)	1,382	1,357
Oil & Gas Equipment & Services – 0.4%		
Regent Purchaser Investment, Inc., 6.000%, 7–22–21 (D)	1,144	1,131
Oil & Gas Refining & Marketing – 1.5%		
Fieldwood Energy LLC, 8.375%, 9–30–20 (D)	1,787	1,789
Shelf Drilling Midco Ltd., 10.000%, 10–8–18 (B)(D)	3,209	3,210
		4,999
Oil & Gas Storage & Transportation – 1.3%		
Bowie Resources Holdings LLC:		
6.750%, 8–12–20 (D)	2,517	2,510
11.750%, 2–16–21 (D)	1,569	1,589
		4,099
Packaged Foods & Meats – 0.2%		
Shearer's Foods LLC, 7.750%, 6–19–22 (D)	748	740
Paper Packaging – 0.9%		
FPC Holdings, Inc., 9.250%, 5–27–20 (D)	2,500	2,440
Ranpak (Rack Merger), 0.000%, 9–22–22 (D)(I)	487	485
		2,925
Research & Consulting Services – 1.8%		
Larchmont Resources LLC, 8.250%, 8–7–19 (D)	5,240	5,306
Restaurants – 0.4%		
TGI Friday's, Inc.:		
5.250%, 6–20–20 (D)	373	372
9.250%, 6–20–21 (D)	1,063	1,056
		1,428
Specialized Consumer Services – 0.3%		
Wand Intermediate I L.P.:		
4.750%, 9–2–21 (D)	487	485
8.250%, 9–2–22 (D)	487	486
		971

LOANS (Continued)	Principal	Value
Specialty Chemicals – 0.2%		
Chromaflo Technologies Corp.,		
8.250%, 6–2–20 (D) . . .	$ 706	$ 704
TOTAL LOANS – 34.9%		**$111,758**
(Cost: $114,408)		
SHORT-TERM SECURITIES		
Commercial Paper – 1.1%		
Sonoco Products Co.,		
0.170%, 10–1–14 (E) . .	3,703	3,703

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.7%		
Toyota Motor Credit Corp.,		
0.102%, 10–7–14 (F) . .	$2,113	$ 2,113
TOTAL SHORT-TERM SECURITIES – 1.8%		$ 5,816
(Cost: $5,816)		
TOTAL INVESTMENT SECURITIES – 141.9%		**$ 454,867**
(Cost: $457,115)		
BORROWINGS (G) – (42.0%)		**$(134,500)**
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		178
NET ASSETS – 100.0%		**$ 320,545**

NOTES TO SCHEDULE OF INVESTMENTS

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2014, the total value of these securities amounted to $218,084 or 68.0% of net assets.

(B) Payment-in-kind bonds.

(C) Principal amounts are denominated in the indicated foreign currency, where applicable (CAD — Canadian Dollar, EUR — Euro and GBP — British Pound).

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014.

(E) Rate shown is the yield to maturity at September 30, 2014.

(F) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2014. Date shown represents the date that the variable rate resets.

(G) Borrowings Payable as a percentage of Total Investments is 29.6%.

(H) All or a portion of the security position has been pledged as collateral on open borrowings.

(I) All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

The following forward foreign currency contracts were outstanding at September 30, 2014:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	Morgan Stanley International	2,112	10–10–14	$ 77	$—
Sell	Euro	Morgan Stanley International	6,942	10–10–14	397	—
Sell	Swiss Franc	Morgan Stanley International	2,060	10–10–14	93	—
					$567	$—

SCHEDULE OF INVESTMENTS
Ivy High Income Opportunities Fund *(in thousands)*

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$337,007	$ 286
Loans	—	66,110	45,648
Short-Term Securities	—	5,816	—
Total	$ —	$408,933	$ 45,934
Forward Foreign Currency Contracts	$ —	$ 567	$ —
Liabilities			
Payable for Borrowing	$ —	$134,500	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Corporate Debt Securities	Loans
Beginning Balance 10–1–13	$ —	$35,321
Net realized gain (loss)	—	4
Net change in unrealized appreciation (depreciation)	14	(2,539)
Purchases	272	17,980
Sales	—	(3,584)
Amortization/Accretion of premium/discount	—	79
Transfers into Level 3 during the period	—	8,143
Transfers out of Level 3 during the period	—	(9,756)
Ending Balance 9–30–14	$ 286	$45,648
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–14	$ 14	$ (2,539)

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Levels 1 and 2 during the period ended September 30, 2014.

Information about Level 3 fair value measurements:

	Fair Value at 9–30–14	Valuation Technique(s)	Unobservable Input(s)
Assets			
Corporate Debt Securities	$ 286	Third-party valuation service	Broker quotes
Loans	$45,648	Third-party valuation service	Broker quotes

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)

ASSETS

Investments in unaffiliated securities at value+	$454,867
Investments at Value	**454,867**
Cash	1,326
Cash denominated in foreign currencies at value+	3
Investment securities sold receivable	3,226
Interest receivable	6,428
Unrealized appreciation on forward foreign currency contracts	567
Prepaid and other assets	5
Total Assets	**466,422**

LIABILITIES

Investment securities purchased payable	11,281
Independent Trustees and Chief Compliance Officer fees payable	3
Shareholder servicing payable	10
Investment management fee payable	13
Accounting services fees payable	11
Payable for borrowing	134,500
Interest payable for borrowing	3
Other liabilities	56
Total Liabilities	**145,877**
Total Net Assets	**$320,545**

NET ASSETS

Capital paid in	$315,769
Undistributed net investment income	2,145
Accumulated net realized gain	4,266
Net unrealized depreciation	(1,635)
Total Net Assets	**$320,545**
SHARES OUTSTANDING	16,567
NET ASSET VALUE PER SHARE	$19.35

+COST

Investments in unaffiliated securities at cost	$457,115
Cash denominated in foreign currencies at cost	$ 3

See Accompanying Notes to Financial Statements.

STATEMENT OF OPERATIONS
Ivy High Income Opportunities Fund

FOR THE YEAR ENDED SEPTEMBER 30, 2014

(In thousands)

INVESTMENT INCOME

Interest and amortization from unaffiliated securities	$34,057
Total Investment Income	**34,057**

EXPENSES

Investment management fee	4,734
Interest expense for borrowing	1,313
Shareholder servicing fees	49
Custodian fees	8
Independent Trustees and Chief Compliance Officer fees	10
Accounting services fees	130
Professional fees	143
Other	45
Total Expenses	**6,432**
Net Investment Income	**27,625**

REALIZED AND UNREALIZED GAIN (LOSS)

Net realized gain (loss) on:	
Investments in unaffiliated securities	4,731
Forward foreign currency contracts	255
Foreign currency exchange transactions	(243)
Net change in unrealized appreciation (depreciation) on:	
Investments in unaffiliated securities	(3,540)
Forward foreign currency contracts	666
Foreign currency exchange transactions	125
Net Realized and Unrealized Gain	**1,994**
Net Increase in Net Assets Resulting from Operations	**$29,619**

See Accompanying Notes to Financial Statements.

(In thousands)	Year ended 9-30-14	Period from 5-29-13 to 9-30-13
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 27,625	$ 7,347
Net realized gain on investments	4,743	1,496
Net change in unrealized appreciation (depreciation)	(2,749)	1,114
Net Increase in Net Assets Resulting from Operations	**29,619**	**9,957**
Distributions to Shareholders From:		
Net investment income	(29,291)	(4,142)
Net realized gains	(1,367)	N/A
Total Distributions to Shareholders	**(30,658)**	**(4,142)**
Capital Share Transactions:		
Net proceeds from the sale of shares	—	316,331
Offering costs charged to paid-in capital	—	(662)
Net increase in net assets from share transactions	**—**	**315,669**
Net Increase in Net Assets	**(1,039)**	**321,484**
Net Assets, Beginning of Period	**321,584**	**100**
Net Assets, End of Period	**$320,545**	**$321,584**
Undistributed net investment income	$ 2,145	$ 3,520

See Accompanying Notes to Financial Statements.

Ivy High Income Opportunities Fund

FOR THE YEAR ENDED SEPTEMBER 30, 2014

(In thousands)	
Cash flows provided by operating activities:	
Net increase in net assets resulting from operations	$ 29,619
Adjustments to reconcile net increase in net assets from operations to net cash provided by operating activities:	
Purchases of long-term investment securities	(210,550)
Proceeds from sales of long-term investment securities	219,991
Proceeds from sales of short-term portfolio investment securities, net	1,498
Decrease in interest receivable	1,038
Decrease in prepaid and other assets	1
Increase in Independent Trustees and Chief Compliance Officer fees payable	2
Increase in shareholder servicing fees payable	10
Decrease in interest payable for borrowing	(1)
Decrease in other liabilities	(9)
Net realized gain on investments in unaffiliated securities	(4,731)
Net change in unrealized depreciation on investments in unaffiliated securities	3,540
Net change in unrealized appreciation on forward foreign currency contracts	(666)
Net amortization on investment securities	1,618
Net cash provided by operating activities	41,360
Cash flows used for financing activities:	
Cash dividends paid	(30,658)
Payments for borrowing	(19,500)
Net cash used for financing activities	(50,158)
Net decrease in cash and foreign currency	**(8,798)**
Cash and foreign currency, at beginning of year	**10,127**
Cash and foreign currency, at end of year	**$ 1,329**
Supplemental disclosure of cash flow information:	
Interest expense paid during the year	$ 1,314

See Accompanying Notes to Financial Statements.

FINANCIAL HIGHLIGHTS
Ivy High Income Opportunities Fund

	Year ended 9-30-14	Period from 5-29-13 to 9-30-13
Net Asset Value, Beginning of Period	$19.41	$19.10
Net Investment Income[1]	1.67	0.45
Net Realized and Unrealized Gain on Investments	0.12	0.15
Total From Investment Operations	1.79	0.60
Distributions From Net Investment Income	(1.77)	(0.25)
Distributions From Net Realized Gains	(0.08)	—
Total Distributions	(1.85)	(0.25)
Common Shares Offering Costs	—	(0.04)
Net Asset Value, End of Period	$19.35	$19.41
Share Price, End of Period	$17.29	$17.80
Total Return[2] – Net Asset Value	10.52%	3.07%
Total Return[2] – Share Price[6]	7.69%	(9.73)%
Net Assets, End of Period (in millions)	$ 321	$ 322
Managed Assets, End of Period (in millions)	$ 455	$ 476
Ratio of Expenses to Average Net Assets	1.94%[5]	1.82%[3][5]
Ratio of Expenses to Average Net Assets Excluding Interest Expense	1.55%[5]	1.49%[3][5]
Ratio of Net Investment Income to Average Net Assets	8.35%[5]	6.88%[3][5]
Portfolio Turnover Rate	43%	44%[4]

(1) Based on average weekly shares outstanding.

(2) Total investment return is calculated assuming a purchase of common stock on the opening of the first day and a sale on the closing of the last day of each period reported. Dividends and distributions, if any, are assumed, for purposes of this calculation, to be reinvested at prices obtained under the Fund's dividend reinvestment plan. Total returns for periods less than one year are not annualized.

(3) Annualized.

(4) For the period ended September 30, 2013.

(5) The annualized Ratio of Expenses to Average Managed Assets, Ratio of Expenses to Average Managed Assets Excluding Interest Expense and Ratio of Net Investment Income to Average Managed Assets were 1.36%, 1.08% and 5.83%, respectively, during the period ended September 30, 2014, and 1.35%, 1.11% and 5.12%, respectively, during the period ended September 30, 2013.

(6) Total investment return at share price will differ from results at NAV. Returns at share price can be influenced by factors such as changing views about the Fund, market conditions, supply and demand for the Fund's stock, or changes in the Fund's dividends.

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy High Income Opportunities Fund (the "Fund") is registered under the Investment Company Act of 1940, as amended (the "1940 Act") as a non-diversified, closed-end management investment company. The Fund was organized as a Delaware statutory trust on January 30, 2013, pursuant to an Agreement and Declaration of Trust, as amended and restated on March 28, 2013, governed by the laws of the State of Delaware. The Fund commenced operations on May 29, 2013. Prior to that date, the Fund had no operations other than matters relating to its organization and the sale and issuance of 5,236 common shares of beneficial interest to Ivy Investment Management Company ("IICO" or the "Adviser"), the Fund's investment adviser. The Fund's common shares are listed on the New York Stock Exchange (the "NYSE") and trade under the ticker symbol "IVH."

The Fund's investment objective is to seek to provide total return through a combination of a high level of current income and capital appreciation. The Fund will seek to achieve its investment objective by investing primarily in a portfolio of high yield corporate bonds of varying maturities and other fixed income instruments of predominantly corporate issuers, including first- and second-lien secured loans ("Loans"). Under normal circumstances, the Fund will invest at least 80% of its Managed Assets (as defined in the prospectus) in a portfolio of U.S. and foreign bonds, loans and other fixed income instruments, as well as other investments (including derivatives) with similar economic characteristics. The Fund will invest primarily in instruments that are, at the time of purchase, rated below investment grade (below Baa3 by Moody's Investors Service, Inc. ("Moody's") or below BBB- by either Standard & Poor's Rating Services ("S&P") or Fitch, Inc. ("Fitch"), or comparably rated by another nationally recognized statistical rating organization ("NRSRO")), or unrated but judged by the Fund's investment adviser to be of comparable quality.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. The Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Fund (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Dividends and Distributions to Shareholders. Dividends to shareholders are declared monthly. Distributions from net realized capital gains from investment transactions, if any, are declared and distributed to shareholders at least annually. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

It is the policy of the Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Fund periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the year ended September 30, 2014, management believes that no liability for unrecognized tax positions is required. The Fund is subject to examination by U.S. federal and state authorities for returns filed for tax years after 2012.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC") require that the Fund either deliver collateral or segregate assets in connection with certain investments (e.g., borrowings, dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that have been pledged to cover obligations of the Fund under borrowings or derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Fund invests in securities and enters into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Fund may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Fund; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Fund may be exposed to counterparty credit risk, or the risk that an entity with which the Fund has unsettled or open transactions may fail to or be unable to perform on its commitments. The Fund manages counterparty credit risk by entering into transactions only with counterparties that it believes have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Fund to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Fund's exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Fund's Statement of Assets and Liabilities, less any collateral held by the Fund.

The Fund may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. While the Fund may not invest in issues (such as secured debt issues and/or corporate debt issues) that are in default at the time of purchase, issuers in which the Fund may invest may become subject to a bankruptcy reorganization proceeding, subject to some other form of a public or private debt restructuring or otherwise become in default or in significant risk of default in the payment of interest or repayment of principal or trading at prices substantially below other below-investment grade debt securities of companies in similar industries.

The Fund may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If the Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Leverage Risk. The Fund's use of leverage creates the possibility of higher volatility for the Fund's Net Asset Value ("NAV"), share price and distributions. Leverage risk can be introduced through structural leverage (borrowings) or portfolio leverage through the use of certain derivative instruments held in the Fund's portfolio. Leverage typically magnifies the total return of the Fund's portfolio, whether that return is positive or negative. The use of leverage creates an opportunity for increased net income per share, but there is no assurance that the Fund's leveraging strategy will be successful.

Loans. The Fund may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates of domestic or foreign corporations, partnerships and other entities ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, LIBOR rates or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the borrower to repay at its election. The degree to which borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, may contain certain restrictions on resale, and cannot be sold publicly. The Fund's investment in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When the Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When the Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, the Fund generally has no right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and/or interest.

Payment In-Kind Securities. The Fund may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. The Fund may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by the Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of the Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When the Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO considers advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by the Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. The Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by the Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by the Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Trust's Deferred Fee Agreement entered into between the Fund and the Trustee(s). The Fund records the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Fund are shown on the Statement of Operations.

Indemnifications. The Fund's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Fund. In the normal course of business, the Fund may also enter into contracts that provide general indemnification. The Fund's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Fund. The risk of material loss from such claims is considered remote.

Basis of Preparation. The Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Statement of Cash Flows. U.S. GAAP requires entities providing financial statements that report both financial position and results of operations to also provide a statement of cash flows for each period for which results of operations are provided, but exempts investment companies meeting certain conditions. One of the conditions is that the enterprise had little or no debt, based on the average debt outstanding during the period, in relation to average total assets. Funds with certain degrees of borrowing activity, typically through the use of borrowing arrangements, have been determined to be at a level requiring a Statement of Cash Flows. The Statement of Cash Flows has been prepared using the indirect method which requires net increase in net assets resulting from operations to be adjusted to reconcile to net cash flows from operating activities.

Subsequent Events. On October 29, 2014, the Fund entered into a lending agreement with Pershing, LLC (Pershing), member FINRA, NYSE, SIPC, a wholly owned subsidiary of The Bank of New York Mellon Corporation. The Pershing agreement will replace the Fund's current borrowing arrangement with Bank of America Merrill Lynch (BAML). The Fund received notice earlier this year that BAML had decided to raise the terms of margin financing for closed-end funds.

The Pershing agreement is substantially similar to the Fund's current arrangement, except that under certain limited circumstances, Pershing may increase the interest rate and decrease the available margin to allow it to comply with new bank capital regulations. Pursuant to the Pershing agreement, the Fund may borrow a maximum of $160 million at an interest rate equal to the one month LIBOR offered rate plus 0.75%. The Fund currently intends to begin borrowing under the Pershing agreement in the fourth quarter of 2014.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

The Fund's investments are reported at fair value. Fair value is defined as the price that the Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. The Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and other assets are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or assets are valued at fair value, as determined in good faith by the Board or WRSCO pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of the Fund's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of the Fund's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. WRSCO has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When the Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by the Fund may differ from the value that will ultimately be realized at the time the securities were sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.
Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.
Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Fund's major classes of assets and liabilities measured at fair value on a recurring basis follows:

Payable for Borrowings. The Fund uses a market yield approach, which utilizes expected future cash flows that are discounted using estimated current market rates. Discounted cash flow calculations may be adjusted to reflect current market conditions and/or the perceived credit risk of the Fund as applicable. Consideration may also include an evaluation of collateral.

Corporate Bonds. The fair value of corporate bonds is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE provided by an independent pricing service and are categorized in Level 2 of the fair value hierarchy.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. The beginning of period timing recognition is used for the transfers between Levels of the Fund's assets and liabilities. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for the Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of September 30, 2014, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

The Fund may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Fund uses derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Fund's financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. The Fund may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to the Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, the Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. The Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other and/or with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. FASB Accounting Standards Update 2011-11, Disclosures about Offsetting Assets and Liabilities, requires an entity that has financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position.

The following tables present financial instruments subject to master netting agreements as of September 30, 2014:

Assets

	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Ivy High Income Opportunities Fund							
Unrealized appreciation on forward foreign currency contracts[1]	$651	$—	$651	$—	$—	$(530)	$121

(1) Amounts include forward currency contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of year ended September 30, 2014:

	Type of Risk Exposure	Assets		Liabilities	
		Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Ivy High Income Opportunities Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	$567		$—

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended September 30, 2014:

	Type of Risk Exposure	Net realized gain (loss) on:					
		Investments in unaffiliated securities	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy High Income Opportunities Fund	Foreign currency	$—	$—	$—	$—	$255	$255

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended September 30, 2014:

	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
		Investments in unaffiliated securities	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy High Income Opportunities Fund	Foreign currency	$—	$—	$—	$—	$666	$666

During the year ended September 30, 2014, the average derivative volume was as follows:

	Long forward contracts[1]	Short forward contracts[1]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
Ivy High Income Opportunities Fund	$28,646	$28,674	$—	$—	$—	$—	$—

(1) Average value outstanding during the period.
(2) Average notional amount outstanding during the period.

Objective and Strategy

Ivy High Income Opportunities Fund. The Fund's objective in using derivatives during the period was to hedge the exposure to foreign currencies of securities held in the Fund. To achieve this objective, the Fund utilized forward foreign currency contracts.

5. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as the Fund's investment manager. The Fund has agreed to pay the Adviser a management fee at an annual rate 1.00% of the average daily value of the Fund's "Managed Assets". Managed Assets means the Fund's total assets, including the assets attributable to the proceeds from any borrowings or other forms of structural leverage, minus liabilities other than the aggregate indebtedness entered into for purposes of leverage.

Accounting Services Fees. The Fund has an Accounting Services and Administrative Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Fund, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, the Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average managed asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

Administrative Fee. The Fund also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net managed assets with no fee charged for net managed assets in excess of $1 billion. This fee is voluntarily waived by WISC until the Fund's net managed assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Other Fees. The Fund pays all costs and expenses of its operations, including, but not limited to, compensation of its trustees (other than those affiliated with the Adviser), custodian, administrator, leveraging expenses, transfer and dividend disbursing agent expenses, legal fees, rating agency fees, listing fees and expenses, expenses of independent auditors, expenses of repurchasing shares, expenses of preparing, printing and distributing shareholder reports, notices, proxy statements and reports to governmental agencies and taxes, if any.

6. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended September 30, 2014, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy High Income Opportunities Fund	$—	$199,940	$—	$210,314

7. BORROWINGS

The Fund has entered into a $160 million ("Facility Limit") prime brokerage facility ("Borrowings") with Bank of America, N.A. as a means of financial leverage. Interest is charged on the Borrowings at the British Bankers Association London Interbank Offered Rate ("BBA LIBOR") plus 0.75% on the amount borrowed. The Fund also accrues a commitment fee of 0.25% on the daily undrawn portion of the Facility Limit. The commitment fee shall be calculated monthly in arrears and be due and payable monthly in arrears on each interest payment date and maturity date. No commitment fee shall be due on any interest payment date where the average daily undrawn portion of the Facility Limit during the month for which payment would otherwise be due on such interest payment date is less than 20% of the Facility Limit.

During the year ended September 30, 2014, the average daily balance outstanding and weighted interest rate on the Borrowings were $142,510,959 and 0.908%, respectively.

In order to maintain the Borrowings, the Fund must meet certain collateral, asset coverage and other requirements. Borrowings outstanding are secured by securities held by the Fund.

Borrowings outstanding are recognized as "Payable for borrowing" on the Statement of Assets and Liabilities. Interest charged on the amount borrowed and undrawn balance are each recognized as a component of "Interest expense for borrowing" on the Statement of Operations.

8. CAPITAL SHARE TRANSACTIONS ($ amounts in thousands)

The Fund has authorized 18,750,000 of $0.001 par value common shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

	Ivy High Income Opportunities Fund			
	Year ended 9-30-14		Period from 5-29-13 to 9-30-13	
	Shares	Value	Shares	Value
Shares issued from sale of shares	—	$—	16,562	$316,331
Offering costs charged to paid-in capital in excess of par	—	—	—	(662)
Net increase	—	$—	16,562	$315,669

The Fund paid all of its offering costs up to $0.04 per common share and the Advisor paid (i) all of the Fund's organizational expenses and (ii) the Fund's offering costs (other than the sales load) in excess of $0.04 per common share.

9. COMMITMENTS

Bridge loan commitments may obligate the Fund to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statement of Operations. At year ended September 30, 2014, the Fund did not have any bridge loan commitments outstanding.

10. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at September 30, 2014 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation
Ivy High Income Opportunities Fund	$457,172	$5,536	$7,841	$(2,305)

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the year ended September 30, 2014 and the post-October and late-year ordinary activity were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy High Income Opportunities Fund	$30,658	$6,198	$—	$838	$—	$—	$—

Internal Revenue Code regulations permit the Fund to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. The Fund is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items.

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs), partnership transactions, and expiring capital loss carryovers. At September 30, 2014, the following reclassifications were made:

Fund	Undistributed Net Investment Income	Accumulated Net Realized Gain (Loss)	Paid-In Capital
Ivy High Income Opportunities Fund	$291	$(291)	$—

To the Shareholders and Board of Trustees of Ivy High Income Opportunities Fund:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Ivy High Income Opportunities Fund (the "Fund"), as of September 30, 2014, and the related statements of operations and cash flows for the year then ended, and the statements of changes in net assets and the financial highlights for the year then ended and for the period from May 29, 2013 (commencement date) through September 30, 2013. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2014, by correspondence with the custodian, agent banks, and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Ivy High Income Opportunities Fund as of September 30, 2014, the results of its operations and cash flows for the year then ended, and the changes in its net assets and the financial highlights for the year then ended and for the period from May 29, 2013 (commencement date) through September 30, 2013, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Kansas City, Missouri
November 21, 2014

Ivy High Income Opportunities Fund

AMOUNTS NOT ROUNDED (UNAUDITED)

The Fund hereby designates the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended September 30, 2014:

	Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
Ivy High Income Opportunities Fund	$—	$—

The Fund hereby designates the following amounts as distributions of long-term capital gains:

Ivy High Income Opportunities Fund	$—

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from the Fund.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

SHAREHOLDER MEETING RESULTS

Ivy High Income Opportunities Fund

On July 31, 2014, the Annual Meeting of Shareholders (Meeting) for Ivy High Income Opportunities Fund (the Fund) was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas 66202. The Meeting was held for the following purposes (and with the following results):

Proposal 1: To elect the Class I Trustee, Mr. James D. Gressett, to hold office until the Fund's 2017 Annual Meeting of Shareholders or until their respective successors are elected and duly qualified.

FUND NAME	FOR	AGAINST	ABSTAIN	TOTAL
Ivy High Income Opportunities Fund	14,496,977	206,693	0	14,703,670

Proposal 2: To elect the Class I Trustee, Mr. Joseph Harroz, Jr., to hold office until the Fund's 2017 Annual Meeting of Shareholders or until their respective successors are elected and duly qualified.

FUND NAME	FOR	AGAINST	ABSTAIN	TOTAL
Ivy High Income Opportunities Fund	14,441,644	262,026	0	14,703,670

Proposal 3: To elect the Class I Trustee, Mr. Glendon E. Johnson, Jr., to hold office until the Fund's 2017 Annual Meeting of Shareholders or until their respective successors are elected and duly qualified.

FUND NAME	FOR	AGAINST	ABSTAIN	TOTAL
Ivy High Income Opportunities Fund	14,510,277	193,393	0	14,703,670

Pursuant to the Fund's Dividend Reinvestment Plan (the "DRIP"), unless you elect to receive distributions in cash (i.e., opt-out), all dividends, including any capital gain dividends, on your common shares will be automatically reinvested by Computershare Trust Company, N.A., as agent for the shareholders (the "DRIP Agent"), in additional common shares under the DRIP. You may elect not to participate in the DRIP by contacting the DRIP Agent. If you do not participate, you will receive all cash distributions paid by check mailed directly to you by Computershare, Inc. as dividend paying agent.

If you participate in the DRIP, the number of common shares you will receive will be determined as follows:

(1) If the market price of the common shares on the record date (or, if the record date is not a New York Stock Exchange ("NYSE") trading day, the immediately preceding trading day) for determining shareholders eligible to receive the relevant dividend or distribution (the "determination date") is equal to or exceeds 98% of the net asset value per share of the common shares, the Fund will issue new common shares at a price equal to the greater of:

(a) 98% of the net asset value per share at the close of trading on the NYSE on the determination date or

(b) 95% of the market price of the common shares on the determination date.

(2) If 98% of the net asset value per share of the common shares exceeds the market price of the common shares on the determination date, the DRIP Agent will receive the dividend or distribution in cash and will buy common shares in the open market, on the NYSE or elsewhere, for your account as soon as practicable commencing on the trading day following the determination date and terminating no later than the earlier of (a) 30 days after the dividend or distribution payment date, or (b) the record date for the next succeeding dividend or distribution to be made to the shareholders; except when necessary to comply with applicable provisions of the federal securities laws. If during this period: (i) the market price rises so that it equals or exceeds 98% of the net asset value per share of the common shares at the close of trading on the NYSE on the determination date before the DRIP Agent has completed the open market purchases or (ii) if the DRIP Agent is unable to invest the full amount eligible to be reinvested in open market purchases, the DRIP Agent will cease purchasing common shares in the open market and the Fund shall issue the remaining common shares at a price per share equal to the greater of (a) 98% of the net asset value per share at the close of trading on the NYSE on the determination date or (b) 95% of the then-current market price per share.

Common shares in your account will be held by the DRIP Agent in non-certificated form. Any proxy you receive will include all shares of common shares you have received under the DRIP.

You may withdraw from the DRIP (i.e., opt-out) by notifying the DRIP Agent in writing at P.O. Box 43078, Providence, Rhode Island 02940-3078. Such withdrawal will be effective immediately if notice is received by the DRIP Agent prior to any dividend or distribution record date; otherwise such withdrawal will be effective as soon as practicable after the DRIP Agent's investment of the most recently declared dividend or distribution on the common shares. The DRIP may be amended or supplemented by the Fund upon notice in writing mailed to shareholders at least 30 days prior to the record date for the payment of any dividend or distribution by the Fund for which the termination is to be effective. Upon any termination, the DRIP Agent will continue to hold whole shares for you in non-certificated form until otherwise notified by you, and will cause a cash adjustment for any fractional shares to be delivered to you after deducting brokerage commissions actually incurred. You may elect to notify the DRIP Agent in advance of such termination, or at any time following termination, to have the DRIP Agent sell part or all of your common shares on your behalf. You will be charged a service charge and the DRIP Agent is authorized to deduct brokerage charges actually incurred for this transaction from the proceeds.

There is no service charge for reinvestment of your dividends or distributions in common shares. However, all participants will pay a per share processing fee, which includes any brokerage commissions incurred by the DRIP Agent when it makes open market purchases. Because all dividends and distributions will be automatically reinvested in additional common shares, this allows you to add to your investment through dollar cost averaging, which may lower the average cost of your common shares over time. Dollar cost averaging is a technique for lowering the average cost per share over time if the Fund's net asset value declines. While dollar cost averaging has definite advantages, it cannot assure profit or protect against loss in declining markets.

Automatically reinvesting dividends and distributions does not mean that you do not have to pay income taxes due upon receiving dividends and distributions. Investors will be subject to income tax on amounts reinvested under the DRIP.

The Fund reserves the right to amend or terminate the DRIP if, in the judgment of the Board, the change is warranted. There is no direct service charge to participants in the DRIP; however, the Fund reserves the right to amend the DRIP to include a service charge payable by the participants.

Additional information about the DRIP and your account may be obtained from the DRIP Agent at P.O. Box 43078, Providence, Rhode Island 02940-3078 or by calling the DRIP Agent at (800)-426-5523.

The Fund is governed by the Board of Trustees (the "Board"). A majority of the Board members are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act and therefore qualify as Independent Trustees. The Board elects the officers who are responsible for administering the Fund's day-to-day operations. The Trustees of the Fund are also trustees of 33 portfolios within the Ivy Funds (the "Ivy Trust"), an open-end management investment company. The Waddell & Reed Fund Complex (the "Fund Complex") is comprised of the Fund, the Ivy Trust and the "Advisors Fund Complex" (Waddell & Reed Advisors Funds, Ivy Funds Variable Insurance Portfolios and InvestEd Portfolios). Jarold W. Boettcher, Joseph Harroz, Jr., Henry J. Herrmann and Eleanor B. Schwartz also serve as trustees of the Waddell & Reed Advisors Fund Complex.

Joseph Harroz, Jr. serves as Independent Chair of the Fund's Board and of the Board of Trustees of Ivy Trust.

The Board is classified into three classes — Class I, Class II and Class III — as nearly equal in number as reasonably possible, with the trustees in each class to hold office until their successors are elected and qualified. At each succeeding annual meeting of shareholders, the successors to the class of trustees whose terms expire at that meeting shall be elected to hold office for terms expiring at the later of the annual meeting of shareholders held in the third year following the year of their election or the election and qualification of their successors.

Under the Fund's Amended and Restated Agreement and Declaration of Trust (the "Declaration of Trust") and its Amended and Restated By-Laws (the "Bylaws"), a Trustee may serve as a Trustee until his or her term expires, or until he or she dies, resigns, bankruptcy, adjudicated incompetence or other incapacity to perform the duties of the office, or removal. The Fund intends to hold annual meetings of shareholders so long as the Common Shares are listed on a national securities exchange and such meetings are required as a condition to such listing. Delaware law permits shareowners to remove Trustees under certain circumstances and requires the Trust to assist in shareowner communications.

The Statement of Additional Information ("SAI") for the Fund includes additional information about the Trustees. The SAI is available without charge, upon request by calling 1.800.777.6472. It is also available on the Ivy Funds website, www.ivyfunds.com.

Independent Trustees

The following table provides information regarding each Independent Trustee.

Name, Address and Year of Birth	Position Held With The Fund	Length of Time Served with the Fund and Term of Office	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee	Other Directorships Held During Past 5 Years
Jarold W. Boettcher, CFA 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	Since Inception Term – Class III	President of Boettcher Enterprises, Inc. (agriculture products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present), Boettcher Aerial, Inc. (Aerial Ag Applicator) (1982 to present).	86	Director of Guaranty State Bank & Trust Co. (financial services) (1981 to present); Director of Guaranty, Inc. (financial services)(1985 to present); Member of Kansas Board of Regents (2007 to 2011); Audit Committee Chairperson, Kansas Bioscience Authority (2009 to present); Member of Kansas Foundation for Medical Care (until 2011); Trustee of Advisors Fund Complex (52 portfolios overseen); Trustee of Ivy Trust (33 portfolios overseen).
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	Since Inception Term – Class I	Chief Executive Officer (CEO) of CalPac Pizza LLC (2011 to present); CEO of CalPac Pizza II LLC (2012 to present); CEO of PacPizza LLC (Pizza Hut franchise) (2000 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Premium Gold Foods (2006 to present); President, Penn Capital Corp. (1995 to present); Partner, Penn Capital Partners (1999 to present); Member/Secretary, The Metochoi Group LLC (1999 to present).	34	Trustee of Ivy Trust (33 portfolios overseen).

Name, Address and Year of Birth	Position Held With The Fund	Length of Time Served with the Fund and Term of Office	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee	Other Directorships Held During Past 5 Years
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	Since Inception Term – Class I Since Inception	Dean of the College of Law, Vice President, University of Oklahoma (2010 to present); President of Graymark HealthCare (a NASDAQ listed company) (2008 to 2010); Adjunct Professor, University of Oklahoma Law School (1997 to 2010); Managing Member, Harroz Investments, LLC, (commercial enterprise investments) (1998 to present).	86	Director and Investor, Valliance Bank (2004 to present); Director, Graymark HealthCare (2008 to present); Trustee, The Mewbourne Family Support Organization (non-profit) (2003 to present); Director/Trustee, Oklahoma Foundation for Excellence (non-profit) (2008 to present); Trustee of Advisors Fund Complex (52 portfolios overseen); Trustee of Ivy Trust (33 portfolios overseen).
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	Since Inception Term – Class I	Of Counsel, Lee & Smith, PC (law firm) (1996 to present); Co-owner and Manager, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (hunting, fishing, outdoor recreation, lodging and corporate retreats) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (law firm, emphasis on finance, securities, mergers and acquisitions law) (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989).	34	Director, Thomas Foundation for Cancer Research (non-profit) (2005 to present); Trustee of Ivy Trust (33 portfolios overseen).
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937	Trustee	Since Inception Term – Class III	Professor Emeritus, University of Missouri at Kansas City (2003 to present); Chancellor Emeritus, University of Missouri at Kansas City (1999 to present).	86	Trustee of Advisors Fund Complex (52 portfolios overseen); Trustee of Ivy Trust (33 portfolios overseen).
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	Since Inception Term – Class II	Retired; formerly, with Merrill Lynch as Managing Director of Global Investor Client Strategy (1996-1998), Head of Regional Institutional Sales (1995-1996) and of U.S. Central Region (1986-1995, 1999).	34	Director of Executive Board, Cox Business School, Southern Methodist University (1998 to present); Lead Director of Northwestern Mutual Funds (2003 to present); Director, d-bx Target Date Funds (2007 to present); Chairman, CTMG, Inc. (clinical testing) (2008 to present); Trustee of Ivy Trust (33 portfolios overseen).
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	Since Inception Term – Class II	Retired; formerly, CEO and Director of Asgard Holdings LLC (computer network and security services) (2002 to 2004); President, Citco Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Sr. Vice President, Templeton Global Investors (1988-1992).	34	Director, The Research Coast Principium Foundation, Inc. (non-profit) (2012 to present); Trustee of Ivy Trust (33 portfolios overseen).

Interested Trustee

Mr. Herrmann is "interested" by virtue of his current or former engagement as an officer of Waddell & Reed Financial, Inc. ("WDR") or its wholly owned subsidiaries, including the Fund's investment adviser, IICO.

Name, Address and Year of Birth	Position Held With The Fund	Length of Time Served with the Fund	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee	Other Directorships Held
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	President **Trustee**	Since Inception Term – Class II	Chairman of WDR (January 2010 to present); CEO of WDR (2005 to present); President, CEO and Chairman of IICO (2002 to present); President, CEO and Chairman of Waddell & Reed Investment Management Company (WRIMCO) (1993 to present); President and Trustee of each of the funds in the Fund Complex.	86	Director of WDR, IICO, WRIMCO, WISC, W&R Capital Management Group, Inc., and Waddell & Reed, Inc.; Director, Blue Cross Blue Shield of Kansas City.

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Fund's principal officers are:

Name, Address and Year of Birth	Position(s) Held with the Fund	Length of Time Served with the Fund	Principal Occupation(s) During Past 5 Years
Mara D. Herrington 6300 Lamar Avenue Overland Park KS 66202 1964	Vice President Secretary	Since Inception	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present).
Joseph W. Kauten 6300 Lamar Avenue Overland Park KS 66202 1969	Vice President Treasurer Principal Accounting Officer Principal Financial Officer	Since Inception	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present).
Scott J. Schneider 6300 Lamar Avenue Overland Park KS 66202 1968	Vice President Chief Compliance Officer	Since Inception	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex.
Wendy J. Hills 6300 Lamar Avenue Overland Park KS 66202 1970	Vice President General Counsel Assistant Secretary	2014	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WISC (2014 to present); Senior Vice President and General Counsel of IICO (2014 to present); Vice President, General Counsel and Assistant Secretary for each of the funds in the Fund Complex (2014 to present).
Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969	Assistant Secretary	Since Inception	Assistant Secretary of each of the funds in the Fund Complex (2012 to present); Vice President of Waddell & Reed, Inc. and IFDI (2010 to present).

At a meeting of the Board of Trustees (the "Board") of Ivy High Income Opportunities Fund (the "Fund") held on August 12th, 2014, the trustees, including all of the trustees who are not "interested persons" as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended ("Independent Trustees"), considered and approved the Investment Management Agreement (the "Agreement") between Ivy Investment Management Company ("IICO") and the Fund.

The Board's Independent Trustees were assisted in their review by independent legal counsel, and met with such counsel separately from representatives of IICO. Independent legal counsel explained the factors that the Board should consider as part of its review of the Agreement, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by IICO, profitability (including any fall-out benefits) from the relationship with the Fund, economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by IICO in response to a 15(c) due diligence request list submitted by the Independent Trustees' legal counsel prior to the meeting. Included in those responses, which had been provided to the Board prior to the meeting, was a profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July. The Board also received materials on performance and expenses. They further reviewed these materials extensively among themselves and with their independent legal counsel at an executive session of the Independent Trustees on August 11th and at the August 12th Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the Agreement are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Fund by IICO, taking into account the large amount of materials produced by IICO in response to the due diligence requests pursuant to Section 15(c) of the 1940 Act submitted on its behalf by independent legal counsel.

The Board likewise considered the knowledge it had received from its regular meetings and from the materials provided in connection with those meetings, such as IICO's quarterly Fund reports to the Board including information on the fixed-income market generally, the Fund's portfolio composition, leverage, performance and share price discount as compared to similarly situated closed-end funds. The Board also noted that it had received information regarding the resources and key personnel of IICO, as well as the other services provided to the Fund by IICO (such as, managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to the Fund's investment restrictions, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with the Fund's policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at IICO, noting the resources that IICO has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Fund was likely to benefit from the continued provision of those services.

Benefits from the Relationship with Fund

The Board next discussed whether IICO derives any other direct or indirect benefit from serving the Fund. The Board considered the benefits that accrue to each service provider organization from its respective relationship with the Fund, including the fact that a variety of services are provided by affiliates of IICO, including administrative and Fund accounting services. After full consideration of these and other factors, the Board concluded that none of IICO or any of its affiliates receives any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Agreement.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Fund and whether fee levels reflect those economies of scale for the benefit of the Fund shareholders. The Board concluded that the Fund's asset size, closed-end structure and fee arrangement did not warrant the restructuring of fee breakpoints for the Fund at the current time.

Performance of the Fund and Costs of Services Provided

The Board considered the performance of the Fund and the costs of the services provided. Specifically, the Board examined the investment performance and share price discount of the Fund against comparable closed-end funds. After extensively reviewing all of the performance information provided, the Board concluded that the Fund's performance was acceptable and, in light of the Fund's recent inception date, the Board concluded that it would be in the best interests of the Fund and its shareholders to renew the Agreement.

The Board also considered the expenses and expense ratio of the Fund in light of the services provided by IICO. The Board compared the advisory fees that IICO (or an affiliate) charges for providing advisory services to other accounts in similar asset classes. In that regard, the Board noted that IICO performs significant additional services for the Fund as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Fund, including the methodology used to calculate profitability. The Board finally considered the relatively fixed amount of assets in the Fund. After completing this examination, the Board concluded that the Fund's expenses are appropriate at the current time.

The following privacy notice is issued by Ivy High Income Opportunities Fund (the "Fund") and Ivy Investment Management Company ("IICO").

Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to effect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IFDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IFDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to nonaffiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

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PROXY VOTING INFORMATION

Ivy High Income Opportunities Fund

Proxy Voting Guidelines

A description of the policies and procedures the Fund uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

Ivy High Income Opportunities Fund

Portfolio holdings can be found on the Fund's website at www.ivyfunds.com. Alternatively, a complete schedule of portfolio holdings of the Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Fund's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

HOUSEHOLDING NOTICE

Ivy High Income Opportunities Fund

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

CERTIFICATIONS

Ivy High Income Opportunities Fund

The Fund's Chief Executive Officer ("CEO") has submitted to the NYSE the annual CEO certification as required by Section 303A.12(a) of the NYSE Listed Fund Manual. The Fund has filed with the SEC the certification of its CEO and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act.

Visit us online at www.ivyfunds.com

The Fund is managed by Ivy Investment Management Company.

ANN-IVH (9-14)